Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-I dated November 14, 2011	Term Sheet to Product Supplement No. 1-I Registration Statement No. 333-177923 Dated October 16, 2012; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate and 30-Year U.S. Dollar Constant Maturity Swap Rate due October 22, 2017

General

•	The notes are designed for investors who seek (a) the return of their principal at maturity and (b) a single interest payment that is payable at maturity and is equal to the greater of (a) zero or (b) (i) the Multiplier of 8 multiplied by (ii) the 30-Year CMS Rate minus the 10-Year CMS Rate. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing October 22, 2017, subject to postponement as described below.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The Interest Rate will be equal to zero if the 10-Year CMS Rate is greater than the 30-Year CMS Rate on the Determination Date. See “Selected Risk Considerations” in this term sheet. Additionally, the interest rate on the note is not an annualized rate. You will only receive a single interest payment that is equal to the amount of interest described under the term “Interest Rate” below.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-I, will supersede the terms set forth in the accompanying product supplement no. 1-I. Among other things, your interest rate will be determined as described below under “Key Terms — Interest Rate.”
•	The notes are expected to price on or about October 17, 2012 and are expected to settle on or about October 22, 2012.

Key Terms

Payment at Maturity:	On the Maturity Date, you will receive the principal amount of your notes plus any accrued and unpaid interest.
Interest:

On the Maturity Date, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate

The interest rate on the note is not an annualized rate. You will only receive a single interest payment that is equal to the amount of interest described under the term “Interest Rate” below.

Interest Rate:	A percentage determined on the Determination Date equal to the greater of (a) zero or (b) (i) the Multiplier multiplied by (ii) the 30-Year CMS Rate minus the 10-Year CMS Rate.
Multiplier:	8
10-Year CMS Rate:	The 10-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the Determination Date, if the 10-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 10-Year CMS Rate in accordance with the procedures set forth under “What is the 10-Year CMS Rate and the 30-Year CMS Rate?” below.
30-Year CMS Rate:	The 30-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the Determination Date, if the 30-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 30-Year CMS Rate in accordance with the procedures set forth under “What is the 10-Year CMS Rate and the 30-Year CMS Rate?” below.
Interest Payment Date:	Interest will be payable on the Maturity Date. If the Interest Payment Date is not a business day, then interest will be made on the following business day and no adjustment will be made to the interest payment made on that business day.
Determination Date:	Two U.S. Government Securities Business Days immediately prior to the Interest Payment Date.
Pricing Date:	October 17, 2012; provided, however that if such day is not a business day, then the Pricing Date will be the following day that is a business day.
Issue Date:	October 22, 2012; provided, however that if such day is not a business day, then the Issue Date will be the following day that is a business day.
Maturity Date:	October 22, 2017, provided, however that if the Maturity Date is not a business day, payment will be made on the following business day and no adjustment will be made to the payment made on that business day.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
CUSIP:	[•]

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-43 of the accompanying product supplement no. 1-I.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 16, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

The notes are subject to the limitation on interest described under “Description of Notes — Floating Rate Notes” on page S-10 of the Prospectus Supplement dated November 14, 2011.

Hypothetical Examples of Calculation of the Interest Rate

Example 1: On the Determination Date, the 30-Year CMS Rate is 3.00% and the 10-Year CMS Rate is 2.00%. Because the 30-Year CMS Rate (3.00%) is greater than the 10-Year CMS Rate (2.00%), the spread between the 30-Year CMS Rate and the 10-Year CMS Rate is positive and is equal to 1.00%. Accordingly, the Interest Rate is calculated as follows:

MAX [0, 8 × (3.00% - 2.00%)] = 8.00%

The interest payment at maturity per $1,000 principal amount note, as determined on the Determination Date, is calculated as follows:

$1,000 × 8.00% = $80.00

Example 2: On the Determination Date, the 30-Year CMS Rate is 2.00% and the 10-Year CMS Rate is 3.00%. Because the 30-Year CMS Rate (2.00%) is less than the 10-Year CMS Rate (3.00%), the spread between the 30-Year CMS Rate and the 10-Year CMS Rate is negative and equal to -1.00%. Because the spread multiplied by the Multiplier of 8 is negative and is less than 0.00%, the Interest Rate is calculated as follows:

MAX [0, 8 × (2.00% - 3.00%) = 0.00%

The interest payment at maturity per $1,000 principal amount note, as determined on the Determination Date, is calculated as follows:

$1,000 × 0.00% = $0.00

What is the 10-Year CMS Rate and the 30-Year CMS Rate?

The 10-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent.

The 30-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent.

On the Determination Date, if the 10-Year CMS Rate or the 30-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 10-Year CMS Rate or the 30-Year CMS Rate, as applicable, such affected rate for such day will be determined on the basis of

JPMorgan Structured Investments —	TS-1
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate and 30-Year U.S. Dollar Constant Maturity Swap Rate due October 22, 2017

the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such Determination Date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 10 year maturity commencing on such Determination Date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — You will receive the principal amount of your notes if you hold the notes to maturity, regardless of the 30-Year CMS Rate or 10-Year CMS Rate during the term of your notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity, is subject to our ability to pay our obligations as they become due.
•	SINGLE INTEREST PAYMENT AT MATURITY —On the Maturity Date, you will receive an interest payment equal to $1,000 multiplied by a percentage determined on the Determination Date equal to the greater of (a) zero or (b) (i) the Multiplier of 8 multiplied by (ii) the 30-Year CMS Rate minus the 10-Year CMS Rate. If the Interest Payment Date is not a business day, interest will be made on the following business day and no adjustment will be made to the interest payment made on that following business day.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin llp, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on October 15, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 1.76%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 1.76% and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO 0.00%— Your notes will pay a single interest payment that is not fixed, but will vary and may be equal to 0.00% depending on the spread between the 30-Year CMS Rate and 10-Year CMS Rate, as determined on the Determination Date, multiplied by a Multiplier of 8. At maturity, your notes will pay a single interest payment equal to the greater of (a) zero or (b) (i) the Multiplier of 8 multiplied by (ii) the 30-Year CMS Rate minus the 10-Year CMS Rate, as determined on the Determination Date. In no event will the interest rate paid to you at maturity be less than 0.00% for each $1,000 principal amount note.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE NOTES ONLY PAY A SINGLE INTEREST PAYMENT— The notes are not ordinary debt securities that make periodic interest payments on each Interest Payment Date. The notes have a single Interest Payment Date and will make a single interest payment on such date. The amount of interest that you receive may be less than the amount of interest you would have received if you purchased a more traditional interest rate note that made periodic payments of interest. You will only receive a single interest payment, and you should not purchase this note if you require periodic payments of interest.
JPMorgan Structured Investments —	TS-2
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate and 30-Year U.S. Dollar Constant Maturity Swap Rate due October 22, 2017

•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — The interest on the notes is not fixed. The rate of interest paid by us on the notes will vary depending on the spread between the 30-Year CMS Rate and the 10-Year CMS Rate, as determined on the Determination Date, multiplied by the Multiplier of 8. Returns determined according to this method may be less than returns otherwise payable on debt securities issued by us with similar maturities. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during the term of the notes. When determining whether to invest in the notes, you should not focus on the highest possible interest rate. You should instead focus on, among other things, the overall interest rate structure of the notes as compared to other equivalent investment alternatives. You should not purchase the notes if you seek an investment that pays a fixed return.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	The AMOUNT OF INTEREST, IF ANY, will be affected by a number of factors — The amount of interest, if any, payable on your notes will depend primarily on the 30-Year CMS Rate and 10-Year CMS Rate on the Determination Date. A number of factors can affect the value of your notes and/or the amount of interest that you will receive at maturity, including, but not limited to:
•	changes in, or perceptions, about the future 30-Year CMS Rate and 10-Year CMS Rate;
•	general economic conditions;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The 30-Year CMS Rate and 10-YEAR CMS RATE may be volatile — The 30-Year CMS Rate and 10-Year CMS Rate are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the 30-Year CMS Rate and the 10-Year CMS Rate, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the expected volatility of the 30-Year CMS Rate and 10-Year CMS Rate;
•	the time to maturity of the notes;
•	interest rates in the market generally, as well as the volatility of those rates;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-3
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate and 30-Year U.S. Dollar Constant Maturity Swap Rate due October 22, 2017

Historical Information

The following graphs set forth the daily historical performance of the 30-Year CMS Rate, 10-Year CMS Rate and the spread between the 30-Year CMS Rate minus the 10-Year CMS Rate from January 1, 2001 through October 15, 2012. We obtained the rates used to construct the graphs below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The 30-Year CMS Rate, as appeared on Bloomberg Financial Markets on October 15, 2012 was 2.6185%. The 10-Year CMS Rate, as appeared on Bloomberg Financial Markets on October 15, 2012 was 1.7180%. The spread between the 30-Year CMS Rate minus the 10-Year CMS Rate on October 15, 2012 was 0.9005%.

The data in the following graphs were obtained from Bloomberg Financial Markets, which is not representative of the source of the 30-Year CMS Rate and the 10-Year CMS Rate used to calculate the Interest Rate.  The 30-Year CMS Rate and the 10-Year CMS Rate are determined based on the applicable rates displayed on Reuters page “ISDAFIX1” at approximately 11:00 a.m. New York City time. The historical data should not be taken as an indication of future performance, and no assurance can be given as to any of the rates on the Determination Date. We cannot give you assurance that the performance of any of the rates will result in a positive interest payment at maturity.

JPMorgan Structured Investments —	TS-4
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate and 30-Year U.S. Dollar Constant Maturity Swap Rate due October 22, 2017

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $25.00 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 1-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-5
Interest Rate Spread Notes Linked to the 10-Year U.S. Dollar Constant Maturity Swap Rate and 30-Year U.S. Dollar Constant Maturity Swap Rate due October 22, 2017